VF 4-3-03

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03018400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 31 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KUEHL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9290 WEST DODGE ROAD, SUITE 303
(No. and Street)

OMAHA NE 68114
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID C. KUEHL (402) 391-7977
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL ZACHARIA ARNOLD NISSEN STAMP & REINSCH LLC
(Name — if individual, state last, first, middle name)

11404 WEST DODGE ROAD, SUITE 700 OMAHA NE 68154
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID C. KUEHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of DECEMBER 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

KENNETH PATORA
MY COMMISSION EXPIRES
May 30, 2003
(STATE OF NEBRASKA GENERAL NOTARY seal)

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition. CASH FLOWS
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(WITH INDEPENDENT AUDITOR'S REPORT)

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone 402/496-9100
Facsimile 402/496-1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We have audited the accompanying balance sheet of Kuehl Capital Corporation as of December 31, 2002, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.A.

Frankel Zacharia Arnold Nissen Stamp + Reinsch, LLC

January 9, 2003

KUEHL CAPITAL CORPORATION

BALANCE SHEET

DECEMBER 31, 2002

ASSETS	
Current assets	
Cash and cash equivalents	$ 110,358
Investment	59,100
Warrants held	86,531
Other	16,515
Notes receivable from stockholders (Note 3)	121,500
TOTAL ASSETS	**$ 394,004**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable	47,866
Accrued liabilities	15,628
Total current liabilities	**63,494**
Notes payable to stockholders (Note 3)	121,500
Total liabilities	**184,994**
Stockholders' equity	**209,010**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 394,004**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Revenues	
Bond placement fees	$ 2,489,200
Warrant placement fees	1,844,303
Other income	190,330
Total revenues	**4,523,833**
Costs and expenses	
Salaries	473,200
Broker-dealer service	36,000
Rent	37,521
Employee benefit plans (Note 5)	92,707
Professional fees	8,014
SID processing services	42,015
Depreciation	73,803
Payroll taxes and benefits	22,817
Insurance	26,354
Office	6,749
Telephone	6,970
Licenses and fees	8,236
Charitable	25,200
Dues and subscriptions	4,979
Bank service fees/bonding	2,020
Miscellaneous	3,007
Total costs and expenses	**869,592**
NET INCOME	**$ 3,654,241**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2001	**$ 1,000**	**122,442**	**44,347**	**167,789**
Net income	--	--	3,654,241	3,654,241
Distributions to stockholders	--	--	(3,613,020)	(3,613,020)
Balance at December 31, 2002	**$ 1,000**	**122,442**	**85,568**	**209,010**

Common stock
$1.00 par value
10,000 shares authorized
1,000 shares issued and outstanding

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash and cash equivalents	
Reconciliation of cash provided by operating activities	
Net income	$ 3,654,241
(Increase) decrease in operating assets	
Warrants held	(86,531)
Other	53,616
Increase (decrease) in operating liabilities	
Accounts payable	34,005
Accrued liabilities	(7,657)
Net cash provided by operating activities	**3,647,674**
Cash flows from financing activities	
Distributions to stockholders	(3,613,020)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**34,654**
Cash and cash equivalents at beginning of year	75,704
Cash and cash equivalents at end of year	**$ 110,358**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Subordinated liabilities at beginning of year	$ 121,500
Net change	--
Subordinated liabilities at end of year	$ 121,500

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Organization and Business

Kuehl Capital Corporation (a Nebraska corporation) is a registered broker-dealer providing services primarily related to the placement of Sanitary and Improvement District (SID) warrants and bonds.

2. Significant Accounting and Reporting Policies

This summary of significant accounting policies of Kuehl Capital Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

A. Basis of Accounting

The Company prepares its financial statements on the accrual basis using accounting principles generally accepted in the United States of America. Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. Actual results could vary from the estimates used.

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity at issuance of three months or less to be cash equivalents. The Company frequently maintains cash in excess of FDIC limits.

C. Investment

The investment, which consists of an escrow deposit for a future public offering, is stated at cost.

D. Warrants Held

The Company is compensated with warrants which are easily converted to cash. Related revenues are recognized when earned.

Continued

2. Summary of Significant Accounting Policies - Continued

E. Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. Shareholders of an S corporation are required to report Company income and deductions on their income tax returns; accordingly, no provision for income taxes is included in these financial statements. The Company may make substantial distributions of such income to the stockholders.

3. Notes Receivable/Payable to Stockholders

The Company's stockholders are party to a Secured Demand Note Collateral Agreement for Equity Capital in which the stockholders loaned the Company $121,500 that is due July 20, 2010. In lieu of a cash receipt, the Company issued demand notes receivable from the stockholders. Neither the notes payable or notes receivable bear interest.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by Rule, at December 31, 2002 was $251,434.

5. Employee Benefit Plans

The Company funds a money purchase pension plan and a profit-sharing plan for all eligible employees. Employees are eligible to participate in the plans if they are over 21 years of age and have been employed by the Company for at least one year. The employer contribution for the money purchase plan is 10%. Contributions to the profit sharing plan are determined from year-to-year. Total employer contributions to the plans in 2002 were $92,700.

6. Commitment

Facilities occupied by the Company are leased under an agreement that calls for annual rental payments of approximately $34,200 plus charges for common area maintenance and taxes and expires in April 2003. Cost incurred during 2002 related to this lease was $37,500.

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC
Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone 402/496-9100
Facsimile 402/496-1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2002, and have issued our report thereon dated January 9, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frankel Zacharia Arnold Nissen Stamp + Reinsch, LLC

January 9, 2003

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Aggregate indebtedness	
Total liabilities	$ 184,994
Deduct nonqualifying liabilities:	
Notes payable to stockholders	121,500
Other secured liabilities	13,335
Net aggregate indebtedness	**$ 50,159**
Net capital	
Common stock	1,000
Additional paid-in capital	122,442
Retained earnings	85,568
	209,010
Deduct nonallowable assets:	
Investments	(59,100)
Other	(16,515)
Add nonqualifying liabilities:	
Notes payable to stockholders	121,500
Securities haircuts:	
Warrants held	(3,461)
	42,424
Net capital	**$ 251,434**
Capital requirements	
Minimum dollar requirement	100,000
Net capital exceeding requirements	151,434
Net capital	**$ 251,434**
Percentage of net capital to required capital	**251.4%**
Percentage of aggregate indebtedness to net capital	**19.9%**

KUEHL CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

DECEMBER 31, 2002

Aggregate indebtedness per FOCUS Report	$ 14,742
Underwriting fees payable	35,417
Aggregate indebtedness per audit report	**$ 50,159**
Net capital per FOCUS Report	203,781
Warrant fee income	51,114
Haircut on securities – warrants held	(3,461)
Net capital per audit report	**$ 251,434**

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DECEMBER 31, 2002

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2002

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2ii.

FRANKEL, ZACHARIA, ARNOLD,
NISSEN, STAMP & REINSCH, LLC
Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, Nebraska 68154-2576

Dean E. Frankel
Richard G. Zacharia
Gene E. Arnold
James L. Nissen
Wesley J. Stamp
Paul W. Reinsch, Jr.
William A. Startzer
Michael N. Abramson

Telephone 402/496-9100
Facsimile 402/496-1024
Email fza@fzacpa.com
Website www.fzacpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and additional information of Kuehl Capital Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Frankel Zacharia Arnold Nissen Stamp & Reineck, LLC

Omaha, Nebraska
January 9, 2003